SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             HOMEOWNERS GROUP, INC.
                                (NAME OF ISSUER)


                                    HAC, INC.
                           CC ACQUISITION CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENTS)


                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    43739N107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 HOWARD L. WOLK
                                    HAC, INC.
                           4040 MYSTIC VALLEY PARKWAY
                                MEDFORD, MA 02155
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)


THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

A.       [ ]      THE  FILING  OF  SOLICITATION   MATERIALS  OR  AN  INFORMATION
                  STATEMENT  SUBJECT TO REGULATION  14A,  REGULATION 14C OR RULE
                  13E-3(C) UNDER THE SECURITIES EXCHANGE ACT OF 1934.
B.       [ ]      THE FILING OF A  REGISTRATION  STATEMENT  UNDER THE SECURITIES
                  ACT OF 1933.
C.       [X]      A TENDER OFFER.
D.       [ ]      NONE OF THE ABOVE.

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      TRANSACTION VALUATION*            |           AMOUNT OF FILING FEE
----------------------------------------|---------------------------------------
          $8,074,891.                   |                $1,614.98
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 3,919,850 shares of the common stock, $0.01 par value (the "Shares"), of Homeowners Group, Inc., a Delaware corporation (the "Company"), not already owned by CC Acquisition Corporation (the "Purchaser") or its affiliates at a total purchase price of $2.06 per Share net to the seller. Such number of Shares represents all of the issued and outstanding Shares as of September 17, 1997.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1615.

Form or Registration No.: Schedule 14D-1

Filing Party: HAC, Inc.

Date Filed: September 19, 1997





                                  INTRODUCTION

  This Transaction Statement on Schedule 13E-3, filed jointly by CC Acquisition Corporation, a Delaware corporation ("Purchaser"), and HAC, Inc., a Florida corporation ("Parent") (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to purchase all outstanding Shares of Homeowners Group, Inc., a Delaware corporation (the "Company"), for total consideration of up to $2.06 per Share, $.55 of which shall be net to seller in cash, and $1.51 shall be held in an escrow account pending resolution of certain tax liabilities that may be assessed against the Company, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 19, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto, as Exhibits (d)(1) and (d)(2), respectively.

  This Schedule 13E-3 is being filed jointly by Parent and Purchaser. By filing this Schedule 13E-3, neither Parent nor Purchaser concedes that Rule 13e-3 under the Exchange Act is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Agreement and Plan of Merger, dated as of May 14, 1996, as amended, or that any of such persons "control" or are "affiliates" of the Company or of one another within the meaning of the applicable United States securities laws.

  The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission pursuant to Rule 14d-3 of the Exchange Act (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), of the information required to be included in response to the items of this
Schedule 13E-3. A copy of the Offer to Purchase, including all exhibits thereto, is attached hereto as exhibit (d)(1) and is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-1.







                              CROSS REFERENCE SHEET

     ITEM IN                                                     LOCATION IN
SCHEDULE 13E-3                                                 SCHEDULE 14D-1
--------------                                                 --------------

        Item 1(a)..................................................Item 1(a)
        Item 1(b)..................................................Item 1(b)
        Item 1(c)..................................................Item 1(c)
        Item 1(d)-(g)..............................................*
        Item 2(a)-(g)..............................................Item 2(a)-(g)
        Item 3    .................................................Item 3
        Item 4    .................................................*
        Item 5    .................................................Item 5
        Item 6(a), (b).............................................Item 4(a)(b)
        Item 6(c)..................................................*
        Item 6(d)..................................................*
        Item 7(a)-(d)..............................................Item 5
        Item 8    .................................................*
        Item 9    .................................................*
        Item 10   .................................................Item 6
        Item 11   .................................................Item 7
        Item 12(a).................................................*
        Item 12(b).................................................*
        Item 13   .................................................*
        Item 14(a).................................................*
        Item 14(b).................................................*
        Item 15   .................................................Item 8
        Item 16   .................................................Item 10(f)
        Item 17   .................................................Item 11

--------------------------------
* No parallel Item in Schedule 14D-1.




ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (a) The information requested by this sub-item is incorporated by reference from the Schedule 14D-1.

        (b) The information requested by this sub-item is incorporated by reference from the Schedule 14D-1 and "Introduction" in the Offer to Purchase.

        (c)-(d) The information requested by this sub-item is incorporated by reference from "THE TENDER OFFER--Price Range of Shares; Dividends" in the Offer to Purchase.

        (e) Not applicable.

        (f) The information requested by this sub-item is incorporated by reference from "SPECIAL FACTORS--Background of the Offer and Execution of the Merger Agreement" and "THE TENDER OFFER--Price Range of Shares; Dividends" in the Offer to Purchase.

ITEM 2.  IDENTITY AND BACKGROUND

        (a)-(g) The information requested by these sub-items is incorporated by reference from the Schedule 14D-1 and the Cover Page, "Introduction", "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a)-(b) The information requested by these sub-items is incorporated by reference from "Introduction", "SPECIAL FACTORS -- Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS -- The Tax Claims; The Escrow Agreement; The Tax Contingency Settlement Agreement", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement; The Stockholders Agreement; The Rights Plan", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning Parent and the Purchaser", "THE TENDER OFFER -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

        (a) The information requested by this sub-item is incorporated by reference from "Introduction", "SPECIAL FACTORS--Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS--The Tax Claims; The Escrow Agreement; The Tax Contingency Settlement Agreement", "SPECIAL FACTORS--The Merger Agreement; The Stockholders Agreement; The Rights Plan", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "THE TENDER
OFFER--Terms of the Offer", "THE TENDER OFFER--Procedures for Tendering Shares", "THE TENDER OFFER--Withdrawal Rights", "THE TENDER OFFER--Source and Amount of Funds", "THE TENDER OFFER-- Purpose of the Offer and the Merger; Plans for the Company", and "THE TENDER OFFER-- Conditions to the Offer" in the Offer to Purchase.

        (b) None.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)-(g) The information requested by these sub-items is incorporated by reference from "SPECIAL FACTORS--Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company after the Offer and the Merger", and "THE TENDER OFFER--Purpose of the Offer and the Merger; Plans for the Company" in the Offer to Purchase.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a) The information requested by this sub-item is incorporated by reference from "Introduction" and "THE TENDER OFFER--Source and Amount of Funds" in the Offer to Purchase.









        (b) The information requested by this sub-item is incorporated by reference from "THE TENDER OFFER-- Fees and Expenses" in the Offer to Purchase.

        (c)- (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

        (a) The information requested by this sub-item is incorporated by reference from the Schedule 14D-1.

        (b)-(c) The information requested by these sub-items is incorporated by reference from "SPECIAL FACTORS-Background of the Offer and Execution of the Merger Agreement" and "SPECIAL FACTORS-Recommendation of the Special Committee and The Company's Board of Directors; Fairness of the Offer and the Merger" in the Offer to Purchase.

        (d) The  information  requested  by this  sub-item  is  incorporated  by reference from "Introduction", "SPECIAL FACTORS-Background of the Offer and Execution of the Merger Agreement", "SPECIAL FACTORS-Recommendation of the Special Committee and the Company's Board of Directors", "SPECIAL FACTORS-Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company after the Offer and
Merger", "SPECIAL FACTORS--Certain U.S. Federal Income Tax Consequences", "SPECIAL FACTORS--Rights of Stockholders in the Merger", "THE TENDER OFFER--Effect of the Offer on the Market for Shares; Exchange Act Registration" and "THE TENDER OFFER--Purpose of the Offer and the Merger; Plans for the Company" in the Offer to Purchase.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

        (a)-(f) The information requested by these sub-items is incorporated by reference from the Cover Page, "Introduction", "SPECIAL FACTORS--Background of the Offer and Execution of the Merger Agreement', "SPECIAL FACTORS--Recommendation of the Special Committee and the Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Financial Advisor to the Company", and Schedule II, Opinion of Raymond James & Associates, Inc. in the Offer to Purchase.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a)-(c) The information requested by these sub-items is incorporated by reference from "Introduction", "SPECIAL FACTORS--Background of the Offer and Execution of the Merger Agreement', "SPECIAL FACTORS--Recommendation of the Special Committee and the Company's Board of Directors; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Financial Advisor to the Company", and Schedule II, Opinion of Raymond James & Associates, Inc. in the Offer to Purchase.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) The information requested by these sub-items is incorporated by reference from the Schedule 14D-1 and "SPECIAL FACTORS--Background of the Offer and Execution of the Merger Agreement" and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information requested by this Item is incorporated by reference from the Schedule 14D-1 and "SPECIAL FACTORS--The Merger Agreement; The Stockholders Agreement; The Rights Plan" in the Offer to Purchase.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

        (a) The information requested by this sub-item is incorporated by reference from "Introduction" in the Offer to Purchase.







        (b) The information requested by this sub-item is incorporated by reference from the Offer to Purchase, "SPECIAL FACTORS-Recommendation of the Special Committee and the Company's Board of Directors."

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

        (a) The information requested by this sub-item is incorporated by reference from "SPECIAL FACTORS--Rights of Stockholders in the Merger"and
Schedule III, Text of Section 262 of the Delaware General Corporation Law in the Offer to Purchase.

        (b) Not applicable.

        (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

        (a) The information requested by this sub-item is incorporated by reference from "THE TENDER OFFER--Certain Information Concerning the Company."

        (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

        (a) Not Applicable.

        (b) The information requested by this sub-item is incorporated by reference from "THE TENDER OFFER--Fees and Expenses" in the Offer to Purchase.

ITEM 16.  ADDITIONAL INFORMATION.

        The information requested by this Item is incorporated by reference from the Schedule 14D-1.




ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


        (b)(1)    Fairness  Opinion of Raymond  James &  Associates,  Inc.  (See
                  Schedule II of Exhibit (d)(1), below).

        (c)(1) Stockholders Agreement, dated as of September 16, 1997, by and among HAC, Inc., CC Acquisition Corporation and Carl Buccellato, Michael Nocero, Gary Lipson, C. Gregory Morris, Diane Gruber and Melvin Stewart, incorporated by reference to Exhibit (c)(7) to the Schedule 14d-1.

        (c)(2) Form of Tax Contingency Settlement Agreement, incorporated by reference to Exhibit (c)(8) to the Schedule 14d-1.

        (c)(3)    Form of Escrow Agreement, incorporated by reference to Exhibit
                  (c)(9) to the Schedule 14d-1.

        (d)(1) Offer to Purchase dated September 19, 1997, incorporated by reference to Exhibit (a)(1) to the Schedule 14d-1.

        (d)(2)    Letter of  Transmittal,  incorporated  by reference to Exhibit
                  (a)(2) to the Schedule 14d-1.

        (d)(3) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14d-1.

        (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit
                  (a)(4) to the Schedule 14d-1.

        (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(5) to the Schedule 14d-1.

        (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit
                  (a)(6) to the Schedule 14d-1.

        (d)(7)    Form of Summary Advertisement, dated September 19, 1997.

        (d)(8) Text of Press Release, dated September 17, 1997, incorporated by reference to








                  Exhibit (a)(8) to the Schedule 14d-1.

        (e) Text of Section 262 of the Delaware General Corporation Law (See Schedule III of Exhibit (d)(1), above).

        (f)       None.


--------------------------


                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               CC ACQUISITION CORPORATION


                               By: /s/ Howard L. Wolk
                                   -------------------------------
                                   Howard L. Wolk, President


                               HAC, INC.


                               By: /s/ Howard L. Wolk
                                   -------------------------------
                                   Howard L. Wolk, President


Dated:  September 19, 1997